UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . ..                Form 40-F . . . . . . . .

Issued: 01 September 2023, London UK

GSK's regulatory submission accepted for review by Japanese regulator for use of Nucala (mepolizumab) in adults with chronic rhinosinusitis with nasal polyps

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If approved, Nucala would be the first anti-interleukin-5 biologic available in Japan for the treatment of adults with inadequately controlled chronic rhinosinusitis with nasal polyps (CRSwNP)
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This would be the third indication for mepolizumab in Japan for an IL-5 mediated condition

GSK plc (LSE/NYSE: GSK) today announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) has accepted for review a supplementary new drug application (sJNDA) for Nucala (mepolizumab), a monoclonal antibody that targets interleukin-5 (IL-5), as a treatment for chronic rhinosinusitis with nasal polyps (CRSwNP) in adult patients.

The sJNDA is based on results of the pivotal phase III MERIT trial which studied the efficacy and safety of mepolizumab over a 52-week period in a population of Japanese, Chinese and Russian patients with inadequately controlled CRSwNP or eosinophilic chronic rhinosinusitis (ECRS) as well as data from the global phase III SYNAPSE study, which explored the effect of mepolizumab vs. placebo in more than 400 patients with CRSwNP.1,2

CRSwNP/ECRS affects 2-4% of the general population,2 In Japan, it is estimated that there are 2 million people with chronic sinusitis, of which about 200,000 are subject to surgery due to nasal polyps.3 CRSwNP is caused by chronic inflammation of the nasal lining.2 Elevated levels of IL-5 are associated with CRSwNP as a result of T2 inflammation, which can cause soft tissue growth, known as nasal polyps that develop in the sinuses and nasal cavity.2 People with CRSwNP experience symptoms such as nasal obstruction, loss of smell, facial pressure, sleep disturbance and nasal discharge.2 Surgery may be indicated for severe cases. However, polyps have a strong tendency to reoccur, often leading to repeat surgery.2

If approved, mepolizumab would be the first anti-IL-5 biologic for adult patients with inadequately controlled CRSwNP in Japan. Mepolizumab is approved in Japan as a treatment for bronchial asthma in children aged 6 years or older and in adults with refractory asthma whose symptoms are inadequately controlled with standard treatment and also for the treatment of adult patients with eosinophilic granulomatosis with polyangiitis (EGPA) inadequately responding to the current treatment.

About the MERIT trial
The primary endpoints were change from baseline in total endoscopic nasal polyp score at week 52 and change from baseline in mean nasal obstruction visual analogue scale (VAS) score during the 4 weeks prior to week 52.1 The co-primary endpoints were met, and the efficacy and safety of mepolizumab in the Japanese population were consistent with results from global trials.1,2

About Nucala (mepolizumab)
First approved in 2015 for severe eosinophilic asthma (SEA) in the US, mepolizumab is a unique monoclonal antibody that targets and binds to interleukin-5 (IL-5), the major cytokine responsible for the maturation and activation of eosinophils.4 The administration of mepolizumab has shown to reduce the number of blood eosinophils and maintain them within normal levels (normal level of blood eosinophils being less than 500 eosinophils/microliter).4 Mepolizumab has been developed for the treatment of a range of IL-5 mediated diseases identified by elevated blood eosinophil counts.4 Mepolizumab has been studied in over 4,000 patients in 41 clinical trials across several indications.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q2 Results for 2023 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References

1.
National Library of Medicines (U.S.) (2021, February - 2023, April) Efficacy and Safety of Mepolizumab in Adults With Chronic Rhinosinusitis With Nasal
2.
Polyps (CRSwNP)/ Eosinophilic Chronic Rhinosinusitis (ECRS) (MERIT) NCT04607005 https://classic.clinicaltrials.gov/ct2/show/NCT04607005
3.
Han JK, et al. Mepolizumab for chronic rhinosinusitis with nasal polyps (SYNAPSE): a randomised, double-blind, placebo-controlled, phase 3 trial. The Lancet Respiratory Medicine 2021 9 (10), 1141-1153
4.
Homepage of the Japan Intractable Diseases Information Center https://www.nanbyou.or.jp/ Eosinophilic sinusitis (Designated intractable disease 306)
5.
Nucala (mepolizumab) SmPC available at https://www.medicines.org.uk/emc/product/10563/smpc last accessed August 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 01, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc